UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(May 9, 2006)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release - Quarter ended March 31, 2006

2.

Financial Statements for the Three Months ended March 31, 2006

3.

Management's Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended March 31, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: May 9, 2006

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports First Quarter 2006 Financial Results

Dramatically Reduces Cash Used in Q1 to $405,000 from $1,214,000 in Q4

TORONTO, Canada, May 9, 2006 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile-enabled personal authentication and security solutions, today announced its financial results for first quarter of 2006.  During the first quarter of 2006 Diversinet continued its strategic focus on building a distribution network for the mass-market provisioning and management of its MobiSecure™ soft tokens, which are designed to protect individuals, companies and enterprises from online security threats.

Revenues for the first quarter of 2006 were $473,000, compared to $354,000 in the first quarter of 2005 and $159,000 in the fourth quarter of 2005.  Cash used in continuing operations for the first quarter was $406,000, a decrease from the $580,000 used in the first quarter of 2005 and $1,210,000 in the fourth quarter of 2005.  Some of the reduced cash usage was due to receiving cash relating to our SRED tax claim of $158,000, increased revenues compared to Q4 of $314,000 and reduced net departmental expenses of $160,000.  The net loss for the first quarter of 2006 was $730,000, or $0.03 per share, compared to a net loss of $1,299,000 or $0.07 per share in the first quarter of 2005.  Included in the first quarter net loss are stock-based compensation, depreciation and amortization of $269,000 ($410,000 in Q1 2005).  Cash and cash equivalents at March 31, 2006 were $951,000 compared to $1,356,000 at December 31, 2005.

First quarter 2006 channel and customer highlights include:

-

The company entered into an OEM agreement with RSA Security to license and market Diversinet’s mobile device-based software tokens and provisioning services.  The Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning and management of all RSA Security’s mobile and PC-based soft tokens.

-

The company entered into an agreement with Oberthur Card Systems to develop SIM-based two-factor authentication solutions for wireless operators and financial services providers.  Oberthur is the fourth-largest supplier of SIM and smart cards in the world.

-

The company announced the release of its next-generation MobiSecure soft token and MobiSecure Authentication Service Center (MASC) that offer breakthroughs in ease of deployment and ease of use, support more platforms and operating systems than ever before and include a streamlined graphical user interface that provides a consistent user experience.

“Our OEM agreement with RSA Security positions us as the pre-eminent creator of mobile-enabled soft tokens and provisioning services in the world.” said Nagy Moustafa, CEO of Diversinet. “The largest security providers globally recognize that mobile-based soft tokens are the best way to meet the cost and security challenges of large-scale deployments of enterprise and consumer authentication for on-line banking and other applications, and they are partnering with Diversinet to access our software client and provisioning expertise.”

As the global economy, and financial industries in particular, move to on-line business models to increase service levels and decrease costs, they are creating new opportunities for on-line theft and fraud.  Customers are demanding greater security from their banks and on-line service providers.

Traditional hard tokens present significant challenges when confronted with the numbers required for large-scale consumer deployments, which reach into the millions.  Hardware and administrative costs spiral for both initial deployment and replacement of lost tokens, and customers are inconvenienced because they must wait for delivery and then keep the token with them at all times, and they cannot access their on-line services while awaiting a replacement.

Companies of all sizes are looking to increase effectiveness and save money by promoting remote and mobile access for their employees, but are concerned about the security vulnerabilities that remote access can introduce.

Diversinet MobiSecure soft tokens allow end users to order, download and install soft tokens into their existing mobile devices.  The company’s Internet-based self-service model greatly reduces administrative costs, gets customers up and running in minutes and allows soft tokens to be replaced on demand. Diversinet’s MobiSecure tokens are available on all intelligent mobile device platforms, including Microsoft, RIM, Symbian, Palm and Java-based phones, as well as personal computers running the Windows operating system.

Diversinet’s MobiSecure suite of mobile tokens and MASC services also create a technology platform from which Diversinet can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets. Diversinet is well positioned to benefit from the emerging opportunities of age verification; payment wallets for stored value, credit, and debit card permissions; and loyalty wallets for advertising, rewards and coupon permissions.

About Diversinet

Diversinet is a leading provider of personal authentication and security solutions for the wireless world.  The company’s software and services protect a user’s identity and provide secure access for new, innovative consumer and business applications using a variety of mobile phones, Personal Digital Assistants (PDAs) and personal computers.  Diversinet’s highly scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services that leverage the more than 2.5 billion mobile devices and PCs deployed today.  Connect with Diversinet Corp. at www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]

(Unaudited)
	March 31	December 31
	2006	2005
	$	$

ASSETS
Current assets
Cash and cash equivalents	950,826	1,355,562
Accounts receivable	80,835	66,039
Other receivables	453	1,266
Work in progress	22,428	-
Prepaid expenses	85,622	117,245
Total current assets	1,140,164	1,540,122
Capital assets, net	435,478	473,010
Total assets	1,575,642	2,013,122

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	183,266	153,100
Accrued liabilities	282,654	226,679
Deferred revenue	44,000	79,000
Total current liabilities	509,920	458,779

Shareholders’ equity
Share capital	54,369,552	54,347,652
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants	2,529,303	2,500,977
Contributed surplus	2,704,494	2,521,422
Deficit	(57,016,906)	(56,294,987)
Total shareholders’ equity	1,065,722	1,554,343
Total liabilities and shareholders’ equity	1,575,642	2,013,122

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2006	2005
	$	$

REVENUE	472,986	354,411
Cost of sales	349,772	245,468
Gross margin	123,214	108,943

EXPENSES
Research and development	32,717	277,547
Sales and marketing	230,408	316,735
General and administrative	550,625	514,060
Depreciation and amortization	39,278	174,287
	853,028	1,282,629
Loss before the following	(729,814)	(1,173,686)
Foreign exchange loss (gain)	4,110	(7,086)
Interest income	(12,005)	(8,949)
Loss from continuing operations	(721,919)	(1,157,651)
Loss from discontinued operations (note 3)	-	(141,574)
Loss for the period	(721,919)	(1,299,225)
Deficit, beginning of period	(56,294,987)	(49,185,491)
Loss for the period	(721,919)	(1,299,225)
Deficit, end of period	(57,016,906)	(50,484,716)

Loss per share
Basic and diluted loss per share from continuing operations	(0.03)	(0.06)
Basic and diluted loss per share	(0.03)	(0.07)
Weighted average common shares outstanding	24,327,116	19,179,052

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

	Three months ended March 31
	2006	2005
	$	$

OPERATING ACTIVITIES
Loss from continuing operations for the period	(721,919)	(1,157,651)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	39,278	174,287
Stock based compensation expense	229,998	236,152
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	(13,983)	(15,145)
Prepaid expenses	31,623	17,819
Work in progress	(22,428)	-
Accounts payable and accrued liabilities	86,141	(40,763)
Deferred revenue	(35,000)	(3,843)
Cash used in continuing operations	(406,290)	(789,144)
Cash provided by discontinued operations	-	209,215
Cash used in operations	(406,290)	(579,929)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash	3,300	15,500
Repayment of notes payable	-	(4,611)
Cash provided by financing activities	3,300	10,889

INVESTING ACTIVITIES
Decrease (increase) in short-term investments	-	499,795
Net addition of capital assets	(1,746)	(2,249)
Cash provided by (used in) investing activities	(1,746)	497,546

Net change in cash and cash equivalents during the period	(404,736)	(71,494)

Cash and cash equivalents, beginning of the period	1,355,562	723,498

Cash and cash equivalents, end of the period	950,826	652,004

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three months ended March 31, 2006

Diversinet Corp. (the “Company”), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services for the mobile data eco-system.

1. Future operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast doubt on the Company’s ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.  The Company believes that our cash and cash equivalents and short-term investments as at March 31, 2006 of $950,826                                             will be insufficient to meet our short-term working capital requirements for the remainder of the fiscal year.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies
a) Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared, on a consistent basis with the December 31, 2005 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2006 and the statements of loss and deficit and cash flows for the three months ended March 31, 2006 and March 31, 2005, respectively, in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2005.

3. Discontinued operations

a) In February 2005 DSS Software Technologies completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  The Company is entitled to a five-year annual fee of up to $120,000 per year based on meeting certain gross profit and net profit criteria of the purchaser.  The CEO of the Company is a member of the board of directors of the purchaser.  These amounts will be recorded as income from discontinued operations, if and when received.

The results of DSS have been excluded from continuing operations in the statements of loss and deficit for all periods presented.  The following summarizes the impact of discontinued operations on the consolidated statement of loss and deficit for all periods presented.

Weighted average expected life of options

		Three months ended March 31
		2006	2005
		$	$
Revenue		-	453,807
Expenses		-	499,690
Loss from discontinued operations		-	(45,883)
Loss on disposition of discontinued operations		-	(95,691)
Loss from discontinued operations		-	(141,574)
Loss per share from discontinued operations		-	(0.01)

There is no impact on the balance sheet for the periods presented.

The loss on disposition of discontinued operations includes the elimination of the related goodwill of $392,242.

4. Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at March 31, 2006, 100% (77% - 2005) of the capital assets were located in Canada and nil% (23% - 2005) were located in the United States.  For the three month period ended March 31, 2006, three customers contributed 90% of the total revenue (two customer contributed 25% of the total revenue same period in 2005).

		Three months ended March 31
		2006	2005
Revenue is attributable to geographic location based on the location of the customer, as follows:		$	$

United States		364,911	337,187
Asia		83,500	17,224
Canada		24,575	-
		472,986	354,411

For the quarters ended March 31, 2006 and 2005, all revenue was derived from consulting services. 5. Share capital

As at March 31, 2006 the following were outstanding:
Number of common shares			24,354,941
Number of warrants			2,206,429
Number of common share options granted and outstanding under the Company’s stock option plan			2,895,609

For additional information regarding our warrants and options, readers should review our Annual Report as of December 31, 2005.
Options outstanding		Warrants outstanding
Range of exercise price	Number outstanding	Range of exercise price	Number outstanding
$0.37 - $0.63	2,417,286	$0.40 - $1.90	1,311,429
$1.50 - $15.30	478,323	$2.00 - $3.75	895,000
	2,895,609		2,206,429

6. Stock based compensation
a) During the three months ended March 31, 2006 the Company recorded compensation expense of $229,998 related to common shares, stock options and warrants granted to employees and other consultants.

b)  The Company has granted 677,736 options during the three months ended March 31, 2006.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended March 31, 2006 was $0.37.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

		Three months ended March 31, 2006 and 2005
Risk-free interest rate		3.09% 150% 3 years
Volatility factor of the future expected market price

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at May 9, 2006.

Overview

Please find enclosed the unaudited Consolidated Balance Sheets as at March 31, 2006 and December 31, 2005 and the unaudited Consolidated Statements of Loss and Deficit and the unaudited Consolidated Statements of Cash Flows for the three months ended March 31, 2006 and March 31, 2005 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  Readers should also refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report for the year ended December 31, 2005.  We report our unaudited consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All financial figures are in U.S. dollars unless otherwise noted.

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and services protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005, Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (MASC) enable financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and PC users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

During the first quarter of 2006, RSA Security Inc. entered into a license agreement under which Diversinet will provide mobile device and PC-based software tokens and integrated provisioning services.  The agreement includes licensing, development and revenue-sharing components that will result in revenues of a minimum of $2.2 million to Diversinet over three years.  Under this commercial agreement, the Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning, and management of RSA Security’s mobile and PC-based soft tokens.

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds of that private placement for ongoing sales operations, working capital purposes, to continue our research and development activities and for general corporate purposes.

In February 2005, DSS Software (“DSS”) completed an asset sale agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  With the sale of DSS, we have included the results of DSS as a single line item (‘discontinued operations’) in the Consolidated Statements of Loss and Deficit.

We have incurred operating losses in each of the last nine fiscal years, most recently from our continuing operations of developing security solutions.  We have sustained our business during this period through the sale of common shares in a series of private placements, by raising gross proceeds $3.1 million in June 2003, $2.0 million in January 2004, $2.65 million in December 2004 and most recently by raising $2.0 million in September 2005.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

Operating Results

For the three months ended March 31, 2006, we reported an increase in revenue to $473,000 compared to revenue of $354,000 for the quarter ended March 31, 2005.  During Q1 2006 we began work on the $695,000 RSA Security development work and we are applying a zero gross margin percentage of completion method for this development agreement, providing us with $287,500 in both revenues and cost of sales.  During Q1 2006 and 2005 all of our revenues were derived from consulting services.  We continue to focus on the US market; for the three months ended March 31, 2006 we derived 75% (95% for 2005) of our revenues from this marketplace.

Cost of sales for the three months ended March 31, 2006 was $350,000 (or gross margin of 26%) compared with $245,000 (or gross margin of 31%) for the quarter ended March 31, 2005.  This represents the direct costs, including salaries, associated for completing the consulting services revenue.

Research and development expenses were $33,000 in the three months ended March 31, 2006 compared to $278,000 in the three months ended March 31, 2005.  During Q1 2006 the development department focused the majority of their work effort towards completing modification to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  As a result, during the first quarter of 2006, product development costs of $240,000 were reallocated from research and development to cost of sales.  Costs were further reduced in Q1 of 2006 by $158,000 from the receipt of funds for our scientific research and development claim for the 2004 fiscal year.  The increase in development costs of $153,000 (before the SRED credit and cost of sales allocation) over 2005 was due to an increase of 50% in the head count in this department.

Sales and marketing expenses were $230,000 in the first quarter of 2006 compared to $317,000 in the first quarter of 2005.  In Q1 of 2006, $39,000 of salaries were reallocated to cost of sales due to the application of the zero margin basis for accounting for one contract.  In the first quarter of 2005, we had three employees in the Hong Kong office, which was subsequently closed.  Further reductions in head count together with the Hong Kong office closure resulted in remuneration reductions of $97,000.  Increased spending of $79,000 occurred in some marketing initiatives (tradeshows, production and public relations).  Less spending occurred in Q1 2006 for conferences accounting for a decrease of $29,000.

General and administrative expenses were $551,000 for the first quarter of 2006 compared to $514,000 incurred during the first quarter of 2005.  On January 1, 2004, the Company adopted CICA Handbook Section 3870, requiring the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  For Q1 2006 we recorded $230,000 ($236,000 - 2005) for stock-based compensation expense.  In Q1 2006 we had increased spending of $53,000 for various professional fees (investor and public relations and legal fees).  A savings of $29,000 was reported in facility costs due to the closure of the Hong Kong office and the California office during the first quarter of 2005.

Depreciation and amortization expense in the first quarter of 2006 decreased to $39,000 from $174,000 in the first quarter of 2005.  This is consistent with the reduction in net capital assets.

We reported a net loss of $722,000 for the three months ended March 31, 2006 compared to a net loss of $1,299,000 in the prior year’s first quarter.  Our overhead costs (collectively, excluding stock compensation expense, R&D, S&M, and G&A were $584,000 for Q1 2006 compared to $872,000 for Q1 2005) decreased due to the receipt of the 2004 scientific research and development claim and the allocation of some R&D costs to cost of sales discussed above.

We reported a loss from discontinued operations of $nil for the three months ended March 31, 2006 compared to a net loss of $142,000 in the prior year’s first quarter.  In February 2005, DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  These amounts will be recorded as income from discontinued operations, if and when received.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

Liquidity and Capital Resources

Cash and cash equivalents at March 31, 2006 were $951,000 compared with $652,000 at March 31, 2005.  Short term investments, being marketable bonds with a term of less than 90 days that could be converted into cash, at March 31, 2006 were $nil compared to $1,500,000 at March 31, 2005.  The net change in cash and cash equivalents and short term investments for the first quarter of 2006 was $(405,000) compared to ($571,000) for the first quarter of 2005.

The cash used in Q1 2006 is mainly due to continuing operating activities, which used cash in an amount of $406,000.  The cash used in Q1 2005 is mainly due to operating activities, which used cash in an amount of $580,000, ($209,000 provided by discontinued operations and $789,000 used in continuing operations).

We believe that our cash and cash equivalents as at March 31, 2006 of $951,000 is insufficient to meet our short-term working capital requirements for the remainder of the fiscal year.  We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ended March 31, 2006:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss (income) for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
March 31, 2006	473	722	-	722	0.03	0.03
December 31, 2005	159	1,147	(28)	1,029	0.04	0.04
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17
June 30, 2005	330	1,453	5	1,458	0.08	0.08
March 31, 2005	354	1,068	141	1,299	0.06	0.07
December 31, 2004	419	3,574	592	4,166	0.27	0.31
September 30, 2004	720	736	(76)	660	0.06	0.05
June 30, 2004	611	1,265	82	1,347	0.10	0.11

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts and revenue recognition.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the first quarter of 2006, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 2 to our 2005 audited consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-1 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  The projected cash flows for the Company are based upon assumptions that include, amongst others, a revenue stream from our wireless security and identity management solutions and the success of future external financing initiatives.  Should these projects be delayed then the present working capital would not be sufficient for the Company to continue in the normal course of operations.  In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities.  It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2006.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As of March 31, 2006, three customers accounted for 55%, 35%, and 4% of our total accounts receivable.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal Q1 2006, we incurred a portion of our expenses in U.S. dollars, in 2005, we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financing in September 2005, we have a portion of our cash resources in U.S. dollars and in Canadian dollars.  During Q1 2006 and fiscal 2005 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.